June 1, 2006

VIA EDGAR

Matthew J. Maulbeck
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Maulbeck:

As requested the original Form 8-K filing for APAC Customer Services, Inc. (the Company) has been amended to cover the interim period from the date of the last audited financial statements through May 15, 2006, the date of the original Current Report on Form 8-K.  The Company filed the Form 8-K/A with the Commission on May 30, 2006.

The Company acknowledges that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the filing please contact me at (847) 374-4995.

Sincerely,

/s/  George H. Hepburn III

George H. Hepburn III
Chief Financial Officer